Exhibit 99.108

LETTER OF CONSENT

AMEC Americas Limited (“AMEC Americas”) refers to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

We consent to the use of the technical report of AMEC Americas entitled “Bur Project, Snow Lake, Manitoba, NI 43-101 Technical Report” with an effective date of 1 October 2007 (the “Technical Report”), and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated 14 January 2008 and to the appearance of our name in the Registration Statement.

Yours very truly,
AMEC AMERICAS LIMITED

/s/ Steve Toevs
Steve Toevs
Vice President, Finance
Natural Resources Americas

Dated:    January 22, 2009